April 2, 2010
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3030
Washington, D.C.  20549
Attention: Peggy Fisher, Assistant Director
Re:	Pioneer Power Solutions, Inc. Amendment No. 2 to Form S-1 (File No. 333-164504)

Ladies and Gentlemen:

On behalf of Pioneer Power Solutions, Inc. (the “Company”), transmitted herewith for filing is Amendment No. 2 to Form S-1 (“Amendment No. 2”), marked to show changes from Amendment No. 1 to Form S-1 filed by the Company on March 10, 2010 (“Amendment No. 1”, and, together with the Form S-1 filed by the Company on January 25, 2010 and Amendment No. 2, the “Registration Statement”). We acknowledge receipt of the letter of comment (the “Commission Letter”) dated March 22, 2010 from the Securities and Exchange Commission (the “Commission”) with regard to the above referenced matter. We have reviewed the Commission Letter with the Company and the Company’s auditors and the following are the Company’s responses to the Commission Letter. The paragraph references below are to those in Amendment No. 2. The responses are numbered to coincide with the numbering of the comments in the Commission Letter.

Write-down of Advances to Companies Controlled by Stockholders, page 13

1.
We note your response and revisions in response to prior comment 12. As previously requested, please explain to us why this amount is appropriately reflected as a non-operating expense in your financial statements, citing any authoritative literature upon which you are relying. Additionally please discuss any consideration you gave to recording this as an equity transaction.

The advances made to Messrs. Nathan Mazurek and David Landes were made to individuals as reimbursement for their investment in an independent switchgear manufacturing business in which the Company had no ownership stake at any time. The subsequent write-off of these advances were tantamount to loan forgiveness by the Company, were not part of the Company's operations and were therefore treated as non-operating expense in its financial statements.  Furthermore, the Company believes that this classification and accounting treatment, resulting in a significant loss on its income statement, provides readers of the financial statements a more conservative view of the Company’s historical financial performance.

The Company could not record the advances as an equity transaction or a distribution to shareholders as these advances were not made to the sole shareholder of the Company, Provident Pioneer Partners, L.P. For the benefit of the Commission’s understanding on this point, the Company submits that there were 18 limited partners of Provident Pioneer Partners, L.P., the sole shareholder of Pioneer Transformers Ltd. at the time, in addition to Messrs. Mazurek and Landes.

Liquidity and Capital Resources, page

2.
We note your response to prior comment 14. Please revise your disclosures to discuss the underlying reasons for the significant increase in your operating assets despite the decline in your revenues during 2009.

U.S. Securities and Exchange Commission
April 2, 2010

In its prior response to comment 14, the Company neglected to mention that it revised the disclosure that appears on page 14 of Amendment No. 1 to explain that the large increase in operating assets despite the apparent decline in its revenues was due primarily to the effect of currency translation. The Company has further amended and clarified this disclosure to address this comment on page 14 of Amendment No. 2.

3.
Please refer to prior comment 34. Given the significance of your accounts receivable balance at December 31, 2009, please revise your MD&A to discuss the basis for your estimate that your current reserve of $43,000 is adequate. Discuss how your results of operation, financial condition and or liquidity may be affected if actual results significantly differ from your estimates.

The Company has made the requested revisions on page 14 of Amendment No. 2.

Management, page 20

4.	Please provide the disclosures required by Items 401(e) of Regulation S-K.

The Company has made the requested revisions on page 20 of Amendment No. 2.  Except for Mr. Mazurek’s service on the board of directors of Empire Resources, Inc., none of our directors serves, or has served during the past five years, as a director of a company with a class of securities registered pursuant to section 12 of the Securities Exchange Act of 1934, as amended, or subject to the requirements of section 15(d) of such act or any company registered as an investment company under the Investment Company Act of 1940, as amended.

Summary Compensation Table, page 21

5.
Expand the summary compensation table to include amounts paid to Provident Management for travel and entertainment expenses for Mr. Mazurek. For guidance concerning perquisites and other personal benefits, please refer to Release No. 33-8732A available at http://www.sec.gov/rules/final/2006/33-8732a.pdf.

The amounts reported in the summary compensation table comprise the full amount of compensation paid to Mr. Mazurek (through Provident Management).  Such compensation was solely comprised of payment for services rendered to the Company and did not include any amounts that would be considered perquisites, other personal benefits, property, gross-ups or other items that would be required to be described separately pursuant to Item 402(c)(2)(ix) of Regulation S-K, the instructions thereto or Release No. 33-8732A.  The Company has provided additional disclosure on page 21 of Amendment No. 2 to clarify this.  Travel, entertainment and other expenses are only reimbursed if they are integrally and directly related to the performance of Mr. Mazurek’s services for the Company.

Certain Relationships and Related Transactions, page 23

6.
Please revise to disclose your policies and procedures, if any, for the review, approval, or ratification of related party transactions. Please refer to Item 404(b) of Regulation S-K. Please also disclose the policies and procedures, if any, you applied to the review, approval, or ratification of the related party transactions described under this heading.

The Company notes that, because it qualifies as a smaller reporting company, pursuant to Item 404(d) of Regulation S-K, it is not required to provide the disclosures required by Item 404(b).  Nonetheless, at the request of the Commission, the Company has provided disclosure regarding its policies and procedure for the review, approval or ratification of related party transactions and the review of the related party transactions described under this heading on page 24 of Amendment No. 2.

U.S. Securities and Exchange Commission
April 2, 2010

7.	Please revise the first paragraph of page 24 to disclose the number of shares retained by stockholders in Sierra Concepts Holdings.

The Company has made the requested revisions on page 24 of Amendment No. 2.

Exhibits

8.	Please revise your exhibit index to reflect that you have requested confidential treatment for portions of exhibits 10.34 and 10.35.

The requested disclosure is provided on page II-4 and the Exhibit Index of Amendment No. 2.
Consolidated Statements of Cash Flows, page F-6

9.
Please refer to prior comment 32. We note that in your 2008 statement of cash flows advances from limited partners are classified as financing activities and advances to limited partners are classified as investing activities. Please explain to us and revise your disclosures to clearly indicate the nature of the advances and how you determined the appropriate statement of cash flow classification.

For the periods presented in the financial statements, inflows of cash from limited partners of a shareholder (Provident Pioneer Partners, L.P.), or foreign exchange fluctuations on amounts thereon, were provided by such limited partners for the purpose of funding the working capital needs of the Company. Therefore, the Company classified all such inflows under financing activities.

Outflows of cash to limited partners of a shareholder (again, in this case, the shareholder being Provident Pioneer Partners, L.P.) consisted entirely of the reimbursement payments made to Messrs. Mazurek and Landes during the periods presented. The principal reason that these payments were not classified under financing activities was because they could not be recorded as equity transactions or distributions to shareholders, as explained in the Company’s response to comment #1 above. As these payments could not be classified as financing activities, they were recorded under investing activities, which is consistent with their underlying purpose of indirectly providing financial assistance to a sister company in which the Company had no direct ownership stake.

Note 1 – Organization and basis of presentation, page F-7

Reorganization of the Company, page F-7

10.
We note that following the closing of the share exchange transaction the Company transferred its pre-share exchange and pre-private placement assets in exchange for certain indemnification, waiver and releases along with the cancellation of 7,200,000 common shares of the company. Please tell us and revise your financial statements a) to disclose the nature of any related party relationships in the entities to which the transfer was made; b) the nature of the indemnifications and releases you received and c) how you accounted for the transaction in your financial statements.

The Company has made the requested revisions on page F-8 of Amendment No. 2.

U.S. Securities and Exchange Commission
April 2, 2010

Note 7 – Credit Facility, page F-19

11.
We note your response to prior comment 35. Please revise your footnote to disclose the amount of receivables sold to lenders at December 31, 2008 and 2009. Clearly disclose the significant terms of any receivables sales agreements with your lender(s).

The Company has made the requested revisions on page F-19 of Amendment No. 2.

Note 11 – Additional paid-in capital, page F-21

Warrants, page F-21

12.
We note that in connection with estimating the fair value of your warrants you have used the historical volatility of select comparable publicly traded companies. Please describe to us in greater detail the nature of the comparable publicly traded companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to paragraphs 718-10-55-36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1.

Since the Company completed its reverse merger on December 2, 2010, there was no relevant trading history available for the purpose of measuring historical volatility. In selecting comparable publicly traded companies for the purpose of estimating the Company’s expected volatility, the Company noted that no public companies exactly matched its product profile, stage of life cycle, size and financial leverage. The Company considered  a cross-section of comparable companies from the electrical equipment industry, most of which are also manufacturers of electrical transformers.

The peer group of companies selected all manufacture electrical transformers. The peer group consists of:  ABB Ltd., Actuant Corporation, Hammond Power Solutions Inc., Jinpan International Ltd. and Powell Industries, Inc. These comparable companies had a 5-year historical volatility range from 42% to 64% (and a mean of 51%), which the Company believed was indicative of the overall stability in its industry and established demand for its products over the last several decades.  In addition to industry, the size of relevant comparable companies was the Company’s next most important consideration. The four smallest market capitalization comparables were all selected for inclusion in the peer group. One much larger public company, ABB Ltd., was selected as a proxy for the overall electrical equipment industry, including transformers. The Company notes that while all five comparable companies are at a much more advanced life cycle stage (in terms of aggregate sales), all of the peer group companies made conservative use of leverage in their capital structures, much like the Company.

13.	Please tell us and revise your disclosures to discuss how you determined the stock price used in the Black-Scholes option pricing model.

The Company has made the requested revisions on page F-21of Amendment No. 2. The fair market value of the Company' stock price on December 2, 2009 was determined based on the $1.00 price per share paid by investors on an arms length basis in the 5,000,000 share private placement which also occurred on December 2, 2009.

U.S. Securities and Exchange Commission
April 2, 2010

Note 12 – Income Taxes, page F-23

14.
We note from your response to prior comment 37 that you are using statutory rates for Canada in your income tax calculations. Please tell us why you did not use statutory rates for the United States in your income tax calculations. Refer to paragraph 740-10-50-12 of the FASB Accounting Standards Codification.

For the years ended December 31, 2009 and 2008, substantially all of the Company's operations were in Canada. Therefore, the Company used Canadian statutory tax rates in its income tax calculations, which the Company believes is most helpful to readers of its financial statements and is consistent with the intent of paragraph 740-10-50-12 of the FASB Accounting Standards Codification. The Company has amended its disclosure on page F-23 of Amendment No. 2 to provide clarification on this matter.

Note 13 – Statement of Cash Flows Information, page F-24

15.	We note your responses to prior comments 31 and 39. To help us better understand the conversion differences related to your statements of cash flows, please address the following:
•	Provide us with more details regarding your conversion calculations, including disclosure of the year end exchange rates and average exchange rates that you used in your calculations.
•	Explain to us how your current presentation and calculations comply with section 830-230-55 of the FASB Accounting Standards Codification.

At the request of the Commission, the Company has prepared the table below, which provides a reconciliation of the amounts appearing in the Company’s cash flow statements. All conversion calculations are based on the application of the current rate method - all balance sheet items are converted at the balance sheet date exchange rate and all cash flows are converted at the average exchange rate prevailing during the year. The historical foreign exchange (referred to in the table below as “FX”) rates used below are also disclosed on page 11 of Amendment No. 2, and have been copied below.

	Cash Flow Statement Reconciliations						U.S. Balance Sheet Amounts
Variable Code:	[A]	[B]	[C]	[D]	[E]		[F]	[G]	[H]	[I]	[J]
Calculation:			B - A		C / D			A / F		B / H	I - G
	Balance	Balance	2009	2009	2009		2009	Balance	2008	Balance	2009
	2009	2008	Change in	Average	Change		Year End	2009	Year End	2008	Change in
	CAD$	CAD$	CAD$	CAD/US FX	US$		FX Rate	US$	FX Rate	US$	US$

Changes in Non-Cash Elements
of Working Capital
Accounts receivable	5,771,972	5,891,778	119,806	1.1415	104,955		1.0510	5,491,886	1.2180	4,837,256	(654,630)
Inventories	6,760,974	6,667,800	(93,174)	1.1415	(81,624)		1.0510	6,432,896	1.2180	5,474,384	(958,512)
Prepaid expenses	64,910	58,014	(6,896)	1.1415	(6,041)	(a)	1.0510	103,101	1.2180	47,631	(55,470)
Income taxes payable	(1,866,179)	(1,041,023)	825,156	1.1415	722,869	(b)	1.0510	(1,775,516)	1.2180	(854,844)	920,672
A/P and Accrueds	(2,709,767)	(4,726,259)	(2,016,492)	1.1415	(1,766,528)	(c)	1.0510	(2,567,715)	1.2180	(3,880,344)	(1,312,629)
Total			(1,171,600)		(1,026,369)			7,684,652		5,624,083	(2,060,569)
	ñ	ñ			ñ			ñ		ñ
	(functional currency = CAD$)				(per Note 13 of fin-			(per published		(per published	(for illustra-
					ancial statements)			balance sheet)		balance sheet)	tive purposes)
								ò		ò
Other Items
Bank Indebtedness	0	5,013,839	5,013,839	1.1415	4,392,325		1.0510	0	1.2180	4,116,452	4,116,452
Long-term Debt	140,314	316,299	175,985	1.1415	154,170		1.0510	133,505	1.2180	259,687	126,182

					-
(a) Effect on cash of changes in prepaid expenses excludes US$41,340 non-cash prepaid expense attributable to black-scholes value of warrants issued to a consultant for services to be rendered.
(b) Includes a CAD$46 rounding-up adjustment related to income taxes.
(c) 2009 ending A/P balance includes $122,651 of U.S. denominated payables relating to the public parent company.

U.S. Securities and Exchange Commission
April 2, 2010

The Company’s consolidated financial position and operating results have been translated to U.S. dollars by applying the following exchange rates, expressed as the number of Canadian dollars to one U.S. dollar for each period reported:

	2009			2008

	Consolidated Balance Sheet	Consolidated Statements of Earnings and Comprehensive Income		Consolidated Balance Sheet	Consolidated Statements of Earnings and Comprehensive Income

Quarter Ended	End of Period	Period Average	Cumulative Average	End of Period	Period Average	Cumulative Average
March 31	$1.2613	$1.2453	$1.2453	$1.0265	$1.0041	$1.0041
June 30	$1.1630	$1.1672	$1.2062	$1.0197	$1.0100	$1.0070
September 31	$1.0707	$1.0974	$1.1700	$1.0642	$1.0418	$1.0186
December 31	$1.0510	$1.0563	$1.1415	$1.2180	$1.2125	$1.0671

The Company has reviewed the example of how to account for cash flows of foreign operations as set forth in section 830-230-55 of the FASB Accounting Standards Codification and believes that the calculations and presentation of its cash flow statement information comply with FAS 95 paragraph 25 and paragraph 118 of section F60.

Note 14 – Pension plan, F-25

16.
We note your response to prior comment 41. Given that the management assumptions made by management can significantly impact your pension expense and pension liability, please revise your MD&A to discuss the significant assumptions that you have made and how your results of operation, financial condition and or liquidity are affected by those estimates. For instance we note that your pension expense includes an actuarial gain of $457,221 but do not see any corresponding discussion describing any actuarial changes.

The Company has amended the last table in financial footnote 14 to correctly reflect the discount rates that were employed in accounting for its pension plan during 2008 and 2009. The Company has also revised the first table in footnote 14 to match the presentation method employed by the Company’s actuarial consultant, Standard Life Assurance Company of Canada, in its report. The table presented in Amendment No. 1, discussed in the last sentence of this comment, was incorrect.  It presented a significant actuarial gain in 2008 ($457,221).  The reported actual loss of $323,868 on plan assets was accurate. The $457,221 represented the difference between the positive return on plan assets that had been expected and accrued in the Company’s financial statements throughout the year ($133,353) and the actual loss of $323,868.

While the Company’s accounting for its total cost of pension benefits is still correct ($93,335 and $98,818 in 2008 and 2009, respectively), the manner in which the calculations were incorrectly presented had the effect of overstating the apparent volatility and risk of pension cost among the Company’s operating cost variables. Given these clarifications and corrections, the Company continues to believe the materiality of its pension benefit costs to be very small in terms of its overall operating cost structure. Accordingly, the Company respectfully requests that the Commission reconsider its request that a discussion of  management’s assumptions related to quantifying pension costs be included in the Company’s MD&A.

For your review, we have included both a clean and marked draft of the Amendment No. 2 to the Form S-1. Please direct any questions or comments concerning Amendment No. 2 or this response to the undersigned at (212) 659-4974.

Very truly yours,

/s/ Rick A. Werner
Rick A. Werner, Esq.
cc: Nathan J. Mazurek